                       SECURITIES AND EXCHANGE COMMISSION

                                Washington, D.C.
                                      20549
                                     -------

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934

          For the period commencing June 11, 2002 through July 16, 2002

                                     -------



                      KONINKLIJKE PHILIPS ELECTRONICS N.V.


                              --------------------
                              (Name of registrant)


       Breitner Center, Amstelplein 2, 1096 BC Amsterdam, The Netherlands


                      -------------------------------------
                    (Address of principal executive offices)


            Name and address of person authorized to receive notices and communications from the Securities and Exchange Commission:




                                 A. Westerlaken
                      Koninklijke Philips Electronics N.V.
                                  Amstelplein 2
                       1096 BC Amsterdam - The Netherlands

This report comprises a copy of the Quarterly Report of the Philips Group for the six months ended June 30, 2002, dated July 16, 2002 as well as a copy of the press releases entitled:

-    "LG.Philips LCD Announces Major Manufacturing Expansion", dated June 24,
     2002;
-    "Philips Closes US$ 3.5 Billion Revolving Credit Facility", dated July 5,
     2002;
-    "C-COR to Purchase Philips Broadband Networks", dated July 8, 2002;
- "Philips announces comprehensive new policy on auditor independence", dated July 16, 2002.


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf, by the undersigned, thereunto duly authorized at Amsterdam, on the 16th day of July, 2002.





                      KONINKLIJKE PHILIPS ELECTRONICS N.V.









                              /s/ G.J. Kleisterlee
                                G.J. KLEISTERLEE
                                   (President,
                      Chairman of the Board of Management)









                                /s/ J.H.M. Hommen
                                  J.H.M. HOMMEN
                    (Vice-Chairman of the Board of Management
                          and Chief Financial Officer)

Q2 Quarterly report
July 16, 2002

'Safe Harbor' Statement under the Private Securities Litigation Reform Act of
1995

This document contains certain forward-looking statements with respect to the financial condition, results of operations and business of Philips and certain of the plans and objectives of Philips with respect to these items.

By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include, but are not limited to, levels of consumer and business spending in major economies, changes in consumer tastes and preferences, the levels of marketing and promotional expenditures by Philips and its competitors, raw materials and employee costs, changes in future exchange and interest rates (in particular, changes in the euro and the US dollar can materially affect results), changes in tax rates and future business combinations, acquisitions or dispositions and the rate of technical changes. Market share estimates contained in this report are based on outside sources such as specialized research institutes, industry and dealer panels, etc. in combination with management estimates.


Report on the performance of the Philips Group

- all amounts in millions of euros unless otherwise stated
- the quarterly data included in this report are unaudited


     Philips reports second quarter net profit excluding special items of EUR 171 million - impairment charges of EUR 1,561 million, mainly for Vivendi Universal

o IMPAIRMENT CHARGES TOTALING EUR 1,561 MILLION FOR VIVENDI UNIVERSAL, THE SHL TELEMEDICINE JOINT VENTURE AND FOR GREAT NORDIC
o    SALES GROWTH OF 5% OVER FIRST QUARTER 2002 AND 4% YEAR OVER YEAR
o POSITIVE RESULTS FROM UNCONSOLIDATED COMPANIES OF EUR 185 MILLION (EXCLUDING SPECIAL ITEMS)
o    POSITIVE CASH FLOW FROM OPERATING ACTIVITIES OF EUR 496 MILLION
o    OVERHEAD COSTS REDUCED BY EUR 132 MILLION IN THE FIRST SIX MONTHS
o    RECORD LOW INVENTORY LEVELS

     The second quarter 2002

     Philips recorded a net loss of EUR 1,355 million (EUR - 1.07 per share), versus a loss of EUR 770 million (EUR - 0.60 per share) in the second quarter of 2001. Excluding impairment charges and other special items, net income was a profit of EUR 171 million compared with a loss of EUR 382 million in the second quarter of last year. Sales were 4% higher than the same period last year, particularly driven by Medical Systems following its acquisition program. Income from operations, excluding special items and amortization of goodwill, was a profit of EUR 65 million, a comparable improvement of EUR 319 million over the second quarter of last year, reflecting higher gross margins and lower cost levels in general. Selling expenses were higher, mainly resulting from the addition of the new acquisitions at Medical Systems and the acquisition related special charges for Marconi and Agilent HSG. Overhead expenses came down, when adjusted for higher pension costs. The overhead cost reduction programs delivered savings of EUR 132 million in the first six months. Higher pension costs negatively affected group income from operations by approximately EUR 125 million. Impairment charges of EUR 1,536 million were reported in financial income and expense for Vivendi Universal (EUR 1,516 million) and for Great Nordic (EUR 20 million).

In addition Results from unconsolidated companies included an impairment charge of EUR 25 million for the SHL telemedicine joint venture. Results from unconsolidated companies, excluding special items and amortization of goodwill, improved substantially to a profit of EUR 185 million, coming from a EUR 24 million loss last year, with LG.Philips LCD making a strong contribution of EUR 127 million. Positive cash flow from operating activities amounted to EUR 496 million driven mainly by higher operating income.


Gerard Kleisterlee,
Philips' President and CEO:

"Despite challenging circumstances, Philips has been able to extend the improving trend into the second quarter, when excluding the impairment charges. Cash flow from operations was strong, margins improved, and comparable sales showed positive growth for the first time since the fourth quarter of 2000. We are encouraged by the performance of a number of our businesses, especially Consumer Electronics, where the actions to put the U.S. business back on track are showing early signs of success. Our caution regarding economic development in 2002 is looking increasingly sensible. We have been consistently planning conservatively with regard to capacity and new investments, while focusing on cost savings and reducing inventories. This is reflected in the fact that our cost reduction program is delivering results, our balance sheet remains strong, and inventories have reached a historic low for the second quarter. Through our increased flexibility and improved supply chain management, we will be ready to take early advantage of a market recovery."

Net income excluding special items
in millions of euros unless otherwise stated


                                     Q2         Q2
                                   2002       2001
                               ---------  ---------
As published                     (1,355)     (770)
  per common share in euros -
  basic                           (1.07)    (0.60)

Special items:
  Affecting income from             100       (450)
  operations
  Affecting financial income
  and expenses                   (1,536)        --
  Affecting results from
  unconsolidated companies          (93)       (68)
  Taxes related to special
  items                               3        130
                               ---------  ---------
Excluding special items             171       (382)
  per common share in euros -
  basic                            0.14      (0.30)


Group sales and composition of changes (%) in millions of euros unless otherwise stated

                                     Q2         Q2
                                   2002       2001
                               ---------  ---------

Philips group sales               7,986      7,682
% change from the previous
year:
Nominal change                        4        (16)
   Consolidation changes              5         (1)
   Currency effects                  (2)         2
Comparable change                     1        (17)
  Prices                             (6)        (8)
  Volume                              7         (9)

Sales by sector
in millions of euros unless otherwise stated

                                        % change
                                    ------------------
                       Q2       Q2  nominal    compa-
                     2002     2001              rable
                   -------  ------- -------- ---------
Lighting            1,192    1,268       (6)       (6)
Cons. Electronics   2,347    2,527       (7)        1
DAP                   524      521        1         2
Components            510      807      (37)        5
Semiconductors      1,108    1,131       (2)        0
Medical Systems     1,757      948       85         8
Miscellaneous         548      480       14        (1)
                  -------  ------- -------- ---------
Philips group       7,986    7,682        4         1


Highlights in the 2nd quarter

Group sales and income

Sales in the second quarter were 4% higher than the same period last year, driven by Medical Systems. Compared with the first quarter of this year, sales increased 5%. Sales volumes picked up momentum, following the 5% year over year decline in the first quarter. Positive growth was experienced in Components (excluding the deconsolidated Display Components activities). In Consumer Electronics strong sales growth in TV and DVD Video was more than offset by lower sales in the Wireless Phone business, Digital Networks, VCR's and Monitors.

Currency exchange rates had a negative effect of 2%, mainly following the weakening of the US dollar and related currencies against the Euro.

Sales were strong in Asia Pacific, especially China, where sales were 30% higher, and in North America, reflecting acquisitions by Medical Systems and improved sales at Consumer Electronics. Sales were weaker in Latin America and Western Europe, partly offset by a positive trend in Eastern Europe.

Income from operations came to EUR 165 million, compared to a loss of EUR 745 million last year. Income from operations excluding special items amounted to EUR 65 million an improvement of EUR 319 million over last year. Nearly all sectors recorded improvements in gross margin and in income from operations, excluding special items and amortization of goodwill (last year). The improvements in income from operations came despite the negative impact of increased pension costs of approximately EUR 125 million, predominantly due to lower pension credits in the Netherlands, U.S. and U.K.

Income from operations
---------------------------------------------------
in millions of euros

                                     Q2         Q2
                                   2002       2001
                               ---------  ---------
Income from operations
  excluding special items and
  amortization of goodwill           65       (254)

Special items                       100       (450)

Amortization of goodwill              -        (41)
                               --------   --------
Income from operations              165       (745)


Special items in the quarter contributed EUR 100 million, as follows:

o Gains on the sale of businesses of EUR 158 million (mainly an earn-out of JDS Uniphase shares, related to the sale of Philips Optoelectronics in
     1998).
o    Gain on sale of fixed assets of EUR 6 million.
o    Acquisition related charges in Medical Systems of EUR 37 million.
o    Restructuring charges of EUR 27 million.

Financial income and expenses amounted to a net expense of EUR 1,605 million, compared with a net expense of EUR 74 million last year, and included impairment charges of EUR 1,516 million for Vivendi Universal, and EUR 20 million for Great Nordic. Impairment is applied when market value of securities is considered below cost for other-than-temporary reasons.

Income from operations by sector
---------------------------------------------------
in millions of euros

                                     Q2         Q2
                                   2002       2001
                               ---------  ---------
Lighting                            126        135
Consumer Electronics                 31       (498)
DAP                                  74         71
Components                          (55)      (332)
Semiconductors                      (64)      (255)
Medical Systems                      54         42
Miscellaneous                        84        123
Unallocated                         (85)       (31)
                               --------    -------
Philips group                       165       (745)


Income taxes, excluding a non-taxable gain on the earn out of JDS Uniphase shares related to the sale of Philips Optoelectronics, and non tax deductible impairment charges, mainly related to Vivendi Universal, were based on a tentative rate of 21%. The tax rate in the second quarter 2001 was 25%.

Results relating to unconsolidated companies
---------------------------------------------------
in millions of euros

                                     Q2         Q2
                                   2002       2001
                               ---------  ---------
Results excluding special
items and amortization of           185        (24)
goodwill

Special items                       (93)       (68)

Amortization of goodwill              -        (63)
                               --------   --------
Total                                92       (155)

Philips' results relating to unconsolidated companies at EUR 92 million were substantially ahead of last year. Excluding special items and goodwill amortization, results improved particularly at LG.Philips LCD and TSMC. Special items of EUR 93 million were:

o    A restructuring charge of EUR 56 million for LG.Philips Displays.
o An impairment charge of EUR 25 million for the holding in the telemedicine joint venture with SHL.
o    Dilution loss at TSMC of EUR 12 million.

(CASH FLOW BAR CHART)

Cash flows and financing

Cash flow from operating activities was a positive EUR 496 million, EUR 746 million better than last year. The improvement came primarily from higher income at Semiconductors, Consumer Electronics and Components, and from strong working capital management at basically all sectors. Cash flow used for investing activities was EUR 7 million higher than last year. In this quarter in-the-money currency swaps were reset, resulting in a release of EUR 252 million of cash; these transactions did not have an effect on income. Net capital expenditures amounted to only EUR 218 million and were EUR 528 million lower than in 2001, mainly related to Components and Semiconductors. An outflow of EUR 130 million was recorded for the previously announced capital injection to LG.Philips Displays. Acquisition-related payments were made to an amount of EUR 84 million, connected to Medical Systems. Proceeds from the divestments of TechnoFusion and Satellite Master Antenna Television (SMATV) amounted to EUR 64 million.

(INVENTORIES BAR CHART)

Consumer Electronics in particular realized major reductions in the cash conversion cycle through effective working capital management. Inventories for the Group as a % of sales were reduced from 16% last year to 13.4% and reached a new record low for the second quarter, helped by the decline in value of the U.S. Dollar.

(DEBT AND GROUP EQUITY BAR CHART)

The net debt : group equity ratio came to 30:70. Compared to the end of the first quarter, the net debt position decreased by approximately EUR 100 million to EUR 7.1 billion. Stockholders' equity was negatively impacted by translation effects of EUR 0.7 billion, and by the net loss, including impairment charges to an amount of EUR 1,561 million.

(EMPLOYEES BAR CHART)

Employment

At the end of June 2002, the number of employees was 183,641, a decrease of 2,449 from the end of the first quarter.

The reduction includes 734 employees related to divestments.

Excluding portfolio changes, the reduction was 1,715 employees, mainly in Components and Lighting.


Lighting: key data
---------------------------------------------------
in millions of euros unless otherwise stated

                                        Q2       Q2
                                      2002     2001
                                 --------- --------
Sales                               1,192    1,268
Sales growth
  % increase, nominal                  (6)       5
  % increase, comparable               (6)       4

Income from operations                126      135

IFO excluding special items and
amortization of goodwill:             140      156
  in % of sales                      11.7     12.3

Net operating capital (NOC)         1,867    2,170

Number of employees (FTEs)         47,205   48,307


Sales and income from operations per sector

Lighting's sales decreased 6%, reflecting general softness in the market place, particularly in Luminaires. Sales growth in Asia Pacific continued well, whilst Latin American sales levels remained weak, mainly due to the continuing economic crisis in Argentina, and its impact on Brazil and on the rest of the region. The market slowdown in Europe and North America affected turnover negatively. Income from operations was lower than last year due to the lower sales levels, and included restructuring charges of EUR 14 million for various activities in the Netherlands. The income from operations margin, excluding special items and amortization of goodwill, remained close to last year's level. The result of LumiLeds, reported under unconsolidated companies, improved to nearly break-even.

Consumer Electronics: key data
---------------------------------------------------
in millions of euros unless otherwise stated

                                        Q2       Q2
                                      2002     2001
                                 --------- --------
Sales                               2,347    2,527
Sales growth
  % increase, nominal                  (7)     (18)
  % increase, comparable                1      (19)

Income from operations                 31     (498)

IFO excluding special items and
amortization of goodwill:              30     (161)
  in % of sales                       1.3     (6.4)

Net operating capital (NOC)           504    1,426

Number of employees (FTEs)         26,356   35,702

Consumer Electronics' sales decreased 7%, mainly attributable to portfolio changes and the lower sales of Wireless Phones. TV and DVD Video grew strongly, more than offsetting lower sales in the VCR's and Monitors.

Income from operations returned to positive numbers, helped by positive income in Wireless Phones and better performance in North America. Although the set-top box market was still suffering in the second quarter, losses at Digital Networks have been reduced significantly, following the refocusing strategy. License income was lower, related to compact disc activities and impacted by unfavorable currency effects, partly offset by higher revenues from DVD players and recordable CD's.

DAP: key data
---------------------------------------------------
in millions of euros unless otherwise stated

                                        Q2       Q2
                                      2002     2001
                                 --------- --------
Sales                                 524      521
Sales growth
  % increase, nominal                   1       13
  % increase, comparable                2        3

Income from operations                 74       71

IFO excluding special items and
amortization of goodwill:              81       76
  in % of sales                      15.5     14.6

Net operating capital (NOC)           672      794

Number of employees (FTEs)          9,519   10,222

Domestic Appliances and Personal Care's (DAP) sales growth of 1% was limited by weaker markets in Latin America. Strong sales in Oral Health Care and Food and Beverage were partly offset by lower shaver sales in the U.S. Margins remained strong, fuelled by a favorable product mix, ongoing cost cutting and rationalizations. In the quarter, a EUR 7 million restructuring charge was taken related to a facility in the Netherlands. The income from operations in the second quarter of 2001 included a gain of EUR 7 million (sale of building in Brazil).

Components: key data
---------------------------------------------------
in millions of euros unless otherwise stated

                                        Q2       Q2
                                      2002     2001
                                 --------- --------
Sales                                 510       807
Segment revenues                      576     1,177
Sales growth
  % increase, nominal                 (37)      (40)
  % increase, comparable                5       (36)

Income from operations                (55)     (332)

IFO excluding special items and
amortization of goodwill:             (56)     (173)
  in % of segment revenues           (9.7)    (14.7)
  in % of sales                     (11.0)    (21.4)

Net operating capital (NOC)           346     2,554

Number of employees (FTEs)         12,925    39,213

Components' sales in the second quarter were 5% higher than in the second quarter of 2001, adjusted for deconsolidation of Display Components. Compared with the first quarter of this year, an increase of 1% was realized, mainly due to color mobile phone displays.

Income from operations for the quarter was a loss of EUR 55 million, compared to a EUR 332 million loss in the second quarter of 2001. Special items in last year amounted to a negative of EUR 159 million. Compared with the first quarter, income from operations decreased, caused by lower sales in Optical Storage, especially in the data segment due to late product introductions.

Semiconductors: key data
---------------------------------------------------
in millions of euros unless otherwise stated

                                        Q2       Q2
                                      2002     2001
                                 --------- --------
Sales                               1,108     1,131
Segment revenues                    1,253     1,257
Sales growth
  % increase, nominal                  (2)      (19)
  % increase, comparable                0       (27)

Income from operations                (64)     (255)

IFO excl. special items and
amortization of goodwill:             (71)     (136)
  in % of segment revenues           (5.7)    (10.8)
  in % of sales                      (6.4)    (12.0)

Net operating capital (NOC)         4,147     5,529

Number of employees (FTEs)         32,713    36,384

Semiconductors' sales were 2% lower compared with the same period last year, but 10% higher than in the first quarter of 2002. Display Solutions and Mobile Communications were the main contributors to the increase. The utilization rate improved from 50% at the end of March to 60% in the second quarter. As a result, income from operations improved by EUR 39 million sequentially.

The book-to-bill ratio in the second quarter of 1.0, following 1.3 in the first quarter, indicates the continued uneasiness and short-term order cycle of the Semiconductor market.

Medical Systems: key data
---------------------------------------------------
in millions of euros unless otherwise stated

                                        Q2       Q2
                                      2002     2001
                                 --------- --------
Sales                               1,757      948
Sales growth
  % increase, nominal                  85       38
  % increase, comparable                8        4

Income from operations                 54       42

IFO excluding special items and
amortization of goodwill:              88       83
  in % of sales                       5.0      8.8

Net operating capital (NOC)         5,217    2,908

Number of employees (FTEs)         31,340   20,040

Medical Systems' strong sales growth was driven by the new acquisitions, Agilent HSG and Marconi. In addition, the sales increased at X-ray, CT/MR, and Nuclear Medicine.

Income from operations, excluding special items and amortization of goodwill, increased modestly over the second quarter of last year. The income from operations margin in the current quarter, however, increased over the first quarter of this year, from 2.9% to 5.0%. Special items amounting to EUR 34 million were taken for the integration of the new acquisitions.

Miscellaneous: key data
---------------------------------------------------
in millions of euros unless otherwise stated

                                        Q2       Q2
                                      2002     2001
                                 --------- --------
Sales                                 548     480
Sales growth
  % increase, nominal                  14     (35)
  % increase, comparable               (1)    (24)

Income from operations                 84     123

IFO excluding special items and
amortization of goodwill:             (62)    (69)
  in % of sales                     (11.3)  (14.4)

Net operating capital (NOC)           284     491

Number of employees (FTEs)         18,916  16,486

Sales in Miscellaneous increased 14% in nominal terms and were 1% lower on a comparable basis.

As part of the divestment program announced earlier this year, TechnoFusion and SMATV were sold, resulting in a gain of EUR 39 million. A gain of EUR 113 million was booked connected to an earn-out (for which Philips received additional shares in JDS Uniphase) in relation to the sale of Philips Optoelectronics to JDS Uniphase in 1998, and a gain of EUR 6 million for the sale of fixed assets, whilst a restructuring charge of EUR 12 million in Research.

Income from operations, excluding special items and amortization of goodwill, improved slightly from last year and also against the first quarter.

Unallocated: key data
---------------------------------------------------
in millions of euros unless otherwise stated

                                        Q2       Q2
                                      2002     2001
                                 --------- --------
Corporate and regional overheads      (86)   (105)

Pensions                                1      74
                                 -------- --------

Income from operations                (85)    (31)

Number of employees (FTEs)          4,667   6,036



Income from operations at Unallocated amounted to a loss of EUR 85 million compared to a loss of EUR 31 million in the second quarter of 2001.

The total costs of corporate and regional overheads has been reduced by 20%, when taking into account that pension costs in this sector were EUR 73 million higher due to lower pension credits in the Netherlands, the USA and the UK.

Results relating to unconsolidated companies
(excluding special items and amortization of
goodwill)
---------------------------------------------------
in millions of euros

                                     Q2         Q2
                                   2002       2001
                               ---------  ---------
SSMC                                (10)      (23)

LG.Philips LCD                      127       (48)

LG.Philips Displays                 (21)        -

Others                               89        47
                               --------  --------
Total                               185       (24)

Results related to unconsolidated companies

In the second quarter, results relating to Unconsolidated Companies, excluding special items and amortization of goodwill, improved substantially from a loss of EUR 24 million in the second quarter of 2001, to a profit of EUR 185 million this year, and was also EUR 113 million up on the first quarter. The increase was mainly attributable to strong results at LG.Philips LCD and TSMC.

LG.Philips Displays showed a loss of EUR 21 million, excluding special items, compared to a break-even result in the first quarter. Results in the second quarter were affected by an adjustment for financing costs from the first quarter.

LG.Philips LCD joint venture (100%)
---------------------------------------------------
in millions of euros unless
otherwise stated

                                       Q2       Q2
                                     2002     2001
                                 --------  -------
Sales                                 882      533
Sales growth
  % increase, nominal                  65      (18)

Income from operations                224      (87)
  in % of sales                      25.4    (16.3)

Net income (100%)                     254      (97)

Net income (Philips share = 50%)      127      (48)
Net income (Philips share = 50%,
   incl. amortization of
   goodwill)                          127      (69)

Net operating capital (NOC)         2,722    2,721

Number of employees (FTEs)          5,284    4,467


LG.Philips LCD joint venture (100%)

The TFT LCD market enjoyed significant revenue growth due to strong demand for LCD monitors, higher fab utilization rates and higher prices.

Current quarter sales were 65% above the sales level of the second quarter 2001, and 22% above the first quarter.

The second half of the quarter was boosted by the additional capacity from the new 5th generation plant and sales growth was visible in all panel sizes. LG.Philips LCD has obtained the number one position in the market based on volumes, and number two in value terms.

Income from operations for the quarter was EUR 224 million, indicating a significant turnaround compared to the EUR 87 million loss suffered in the second quarter of 2001. The improvement in income from operations resulted in net income of EUR 254 million, which is a EUR 351 million increase from the second quarter of 2001.

Net income excluding special items
---------------------------------------------------
in millions of euros unless otherwise stated

                               JANUARY-   January-
                                   JUNE       June
                                   2002       2001
                               ---------  ---------
As published                     (1,346)     (677)
  per common share in euros -
  basic                           (1.06)    (0.53)

Special items:
  Affecting income from             158      (502)
  operations
  Affecting financial income
  and expenses                   (1,469)        -
  Affecting results from
  unconsolidated companies         (184)      (73)
  Taxes related to special
  items                             (12)      155
                               --------  --------
Excluding special items             161      (257)
  per common share in euros -
  basic                            0.13     (0.20)

Highlights in the 1st half year

Sales in the first six months amounted to EUR 15,584 million, a decrease of 2%. Income from operations excluding special items came to a profit of EUR 80 million. Gross margin improved whilst costs were reduced and pension costs were approximately EUR 275 million higher than the same period last year. Results from Unconsolidated companies improved substantially, mainly at LG.Philips LCD. Net income excluding special items in the first half year came to a profit of EUR 161 million.

Subsequent Events

On July 5, Philips announced that it had closed a US$ 3.5 billion revolving credit facility, replacing a previous US$ 2.5 billion facility which had been in place since July 1996 and was never drawn upon by the Company.

Since June 30, 2002, there has been a further decline in the fair value of Philips' investment in Vivendi Universal by EUR 181 million (as of July 12,
2002). Consistent with accounting regulations, Philips will continually evaluate whether such a decline in fair value of securities and other financial assets should be considered as being other-than-temporary. Depending on the future performance of Vivendi Universal and these other securities, the Company may be required to record additional non-cash impairment charges to write-down its investments to fair value.

Outlook

Improvements in economic conditions around the world are slow and economic indicators provide inconsistent messages, although the overall trend line is slightly positive. The outlook for the second half of the year is basically more of the same, with the usual seasonality in the third quarter, followed by an improvement in the fourth quarter. Results in the second half of the year are expected to be better than the first half year, driven by improved performance in virtually all sectors.

We will continue to focus on further reducing costs, on tight capital management, on maintaining positive cash flow, keeping a healthy balance sheet and bringing innovative products to our customers.

Amsterdam, July 16, 2002

Board of Management

                              Statements of income

            all amounts in millions of euros unless otherwise stated

--------------------------------------------------------------------------------
Consolidated statements of income

                                                        2nd quarter          January to June
                                                     -----------------      -----------------
                                                      2002       2001        2002       2001
                                                     ------     ------      ------     ------
Sales                                                 7,986      7,682      15,584     15,890

Cost of sales                                        (5,420)    (5,550)    (10,649)   (11,166)
                                                     ------     ------     -------    -------
GROSS MARGIN                                          2,566      2,132       4,935      4,724

Research and development expenses                      (786)      (868)     (1,545)    (1,693)

Selling expenses                                     (1,335)    (1,238)     (2,589)    (2,381)

General and administrative expenses                    (380)      (316)       (721)      (649)

Restructuring and other charges                         (27)      (606)        (50)      (692)
                                                     ------     ------     -------    -------
                                                     (2,528)    (3,028)     (4,905)    (5,415)
                                                     ------     ------     -------    -------
Other income (expenses) - net                           127        151         208        259
                                                     ------     ------     -------    -------
Income (loss) from operations                           165       (745)        238       (432)

Financial income and expenses:
-        interest                                      (107)       (90)       (209)      (156)
-        impairment charges                          (1,536)         -      (1,536)         -
-        other                                           38         16         120         (2)
                                                     ------     ------     -------    -------
                                                     (1,605)       (74)     (1,625)      (158)
                                                     ------     ------     -------    -------
Income before taxes                                  (1,440)      (819)     (1,387)      (590)

Income taxes                                              3        205           6        149
                                                     ------     ------     -------    -------
Income after taxes                                   (1,437)      (614)     (1,381)      (441)

Results relating to unconsolidated companies             92       (155)         49       (228)

Minority interests                                      (10)        (1)        (14)        (8)
                                                     ------     ------     -------    -------
NET INCOME                                           (1,355)      (770)     (1,346)      (677)


INCOME FROM OPERATIONS
  as a % of sales                                       2.1        (9.7)        1.5      (2.7)
  as a % of net operating capital (RONA)                                        3.4      (6.9)

Weighted average number of common shares outstanding during the period
  (in thousands):
  (after deduction of treasury stock)

o        basic                                                           1,274,900  1,281,442
o        diluted                                                         1,282,248  1,291,018

NET EARNINGS PER COMMON SHARE IN EUROS:
o        basic                                        (1.07)     (0.60)      (1.06)     (0.53)
o        diluted                                      (1.07)     (0.60)      (1.06)     (0.53)

The Group financial statements have been prepared on a basis consistent with US GAAP, which differs in certain respects from Dutch GAAP. Net income determined in accordance with Dutch GAAP amounted to a loss of EUR 1,693 million in the first six months of 2002, compared to a loss of EUR 664 million in the same period last year. These aggregate amounts result in basic earnings per common share of a loss of EUR 1.33 in January-June 2002 compared to a loss of EUR 0.52 last year. As of January 1, 2002 the US GAAP treatment of available for sale securities and the US GAAP rules for profit recognition on sale and lease-back transactions are also applied for the determination of Dutch GAAP net income and stockholders' equity; the remaining difference between Dutch GAAP and US GAAP is caused by the fact that goodwill is no longer amortized under US GAAP from January 1, 2002 but instead tested for impairment.

Balance sheets and additional ratios

all amounts in millions of euros unless otherwise stated



--------------------------------------------------------------------------------
Consolidated balance sheets

                                                  June 30,    Dec. 31,      June 30,
                                                      2002        2001          2001
                                                 ---------    --------     ---------
Cash and cash equivalents                              683         890           916
Securities                                             581         692           946
Receivables                                          5,795       6,154         6,184
Inventories                                          4,307       4,290         5,816
Unconsolidated companies                             7,645       7,552         6,514
Other non-current financial assets                   1,238       2,789         3,155
Non-current receivables                              3,338       3,596         2,904
Property, plant and equipment                        6,784       7,718         9,772
Intangible assets - net                              5,041       5,521         3,344
                                                 ---------    --------     ---------
TOTAL ASSETS                                        35,412      39,202        39,551

Accounts payable and other liabilities               7,508       8,234         8,004
Debt                                                 7,807       7,866         6,220
Provisions                                           3,507       3,740         3,499
Minority interests                                     191         202           342
Stockholders' equity                                16,399      19,160        21,486
                                                 ----------   ---------    ---------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY          35,412      39,202        39,551

Number of common shares
  outstanding at the end of period

o        shares in thousands                     1,274,575    1,274,172    1,275,715

RATIOS
Stockholders' equity, per common share in
  euros                                              12.87       15.04         16.84

Inventories as a % of sales                           13.4        13.3          16.0
Outstanding trade receivables, in months'
sales                                                  1.6         1.5           1.7
Net debt : group equity ratio                        30:70       26:74         20:80

Stockholders' equity determined in accordance with Dutch GAAP amounted to EUR 15,919 million as of June 30, 2002 compared to EUR 16,399 million under US GAAP.

The deviation is caused by the fact that goodwill under Dutch GAAP has to be amortized and charged to income, whereas under US GAAP it is no longer amortized, but instead tested for impairment.

Statements of cash flows

all amounts in millions of euros unless otherwise stated

--------------------------------------------------------------------------------
Consolidated statements of cash flows *

                                           2nd quarter          January to June
                                       ------------------      ------------------
                                        2002        2001        2002        2001
                                       ------      ------      ------      ------
Cash flows from operating
activities:
Net income                             (1,355)       (770)     (1,346)       (677)
Adjustments to reconcile net
  income to net cash provided by
  operating activities:
Depreciation and amortization             527         762       1,023       1,350
Impairment financial assets             1,536           0       1,536           0
Net gain on sale of investments          (149)       (222)       (329)       (306)
(Income) loss from unconsolidated
  companies (net of dividends
  received)                               (90)        155         (47)        286
Minority interests (net of
dividends paid)                            10           1          14           8
(Increase) decrease in working
  capital                                  85        (194)       (413)     (1,218)
(Increase) decrease in non-current
  receivables                             (86)       (215)        112        (128)
Increase in provisions                     25         196         (96)         23
Other items                                (7)         37         (12)         63
                                       ------      ------      ------      ------
NET CASH PROVIDED BY (USED FOR)
  OPERATING ACTIVITIES                    496        (250)        442        (599)

Cash flows from investing
  activities:
Purchase of intangible assets
  (software)                              (42)        (71)        (80)       (102)
Capital expenditures on property,
  plant and equipment                    (220)       (714)       (445)     (1,467)
Proceeds from disposals of
  property, plant and equipment            44          39         263          66
Proceeds from sale (purchase) of
  securities, other non-current
  financial assets and derivatives        256         488         332         484
(Purchase of businesses) proceeds
  from sale of businesses                (163)        140        (382)         66
                                       ------      ------      ------      ------
NET CASH USED FOR INVESTING
  ACTIVITIES                             (125)       (118)       (312)       (953)

CASH FLOWS BEFORE FINANCING
  ACTIVITIES                              371        (368)        130      (1,552)

* For a number of reasons, principally the effects of translation differences and consolidation changes, certain items in the statements of cash flows do not correspond to the differences between the balance sheet amounts for the respective items.

all amounts in millions of euros unless otherwise stated


--------------------------------------------------------------------------------
Consolidated statements of cash flows (continued)*

                                               2nd quarter             January to June
                                           -------------------       -------------------
                                            2002         2001         2002         2001
                                           ------       ------       ------       ------
CASH FLOWS BEFORE FINANCING
ACTIVITIES                                    371         (368)         130       (1,552)

Cash flows from financing activities:
Increase in debt                              141          952          221        2,060
Treasury stock transactions                   (64)        (132)         (41)        (294)
Dividends paid                               (459)        (458)        (459)        (458)
                                           ------       ------       ------       ------
NET CASH (USED FOR) PROVIDED BY
  FINANCING ACTIVITIES                       (382)         362         (279)       1,308

DECREASE IN CASH AND CASH
  EQUIVALENTS                                 (11)          (6)        (149)        (244)
Effect of changes in exchange
  rates and consolidations on cash
  positions                                   (79)          15          (58)          71
Cash and cash equivalents at
  beginning of the period                     773          907          890        1,089
                                           ------       ------       ------       ------
CASH AND CASH EQUIVALENTS AT END
  OF PERIOD                                   683          916          683          916



* For a number of reasons, principally the effects of translation differences and consolidation changes, certain items in the statements of cash flows do not correspond to the differences between the balance sheet amounts for the respective items.

Statement of changes in stockholders' equity

all amounts in millions of euros unless otherwise stated


--------------------------------------------------------------------------------
Consolidated statements of changes in stockholders' equity

                                                                                                                January to June 2002
                                   -------------------------------------------------------------------------------------------------
                                                                  Accumulated other comprehensive income (loss)
                                                                  ---------------------------------------------             Total
                                            Capital in                            Available   Minimum    Cash    Treasury   stock-
                                   Common   excess of   Retained   Translation    for sale    pension    flow     shares    holders'
                                   stock    par value   earnings   differences   securities  liability   hedges   at cost    equity
                                   ------   ----------  ---------  -----------   ----------  ---------   ------   --------  --------

Balance as of January 1, 2002         263        13       20,403       (766)          566        (18)        (7)  (1,294)   19,160
Net income                                                (1,346)                                                           (1,346)
Net current period change                                              (679)       (1,705)                    6             (2,378)
Reclassifications into income                                           (40)        1,487          7                         1,454
                                                          ------     ------        ------      -----      -----             ------
TOTAL COMPREHENSIVE INCOME (LOSS)                         (1,346)      (719)         (218)         7          6             (2,270)
Dividend payable                                            (459)                                                             (459)
Purchase of treasury stock                                                                                          (102)     (102)
Re-issuance of treasury stock                    10                                                                   61        71
Stock options accrual                            (1)                                                                            (1)
                                   ------    ------       ------     ------        ------      -----      -----   ------    ------
Balance as of June 30, 2002           263        22       18,598     (1,485)          348        (11)        (1)  (1,335)   16,399
                                   ======    ======       ======     ======        ======      =====      =====   ======    ======

Product sectors

all amounts in millions of euros unless otherwise stated



--------------------------------------------------------------------------------
Segment revenues and income from operations

                                                                 2nd quarter
                          ------------------------------------------------------------------------------------------
                                         2002                                               2001
                          -----------------------------------      -------------------------------------------------
                           segment       Income (loss) from        segment
                          revenues           operations            revenues         Income (loss) from operations *
                          --------      ---------------------      --------       ----------------------------------
                                          amount     as % of                      US GAAP      before       as % of
                                                     segment                       basis     amortization   segment
                                                     revenues                                  goodwill     revenues
Lighting                     1,200          126         10.5         1,281          135            137         10.7
Consumer Electronics:
   Mainstream CE             2,226           13          0.6         2,331         (382)          (382)       (16.4)
   Digital Networks             81          (20)       (24.7)          170         (184)          (184)      (108.2)
   Licenses                     60           38         63.3            79           68             68         86.1
                             -----        -----        -----         -----        -----          -----       ------
                             2,367           31          1.3         2,580         (498)          (498)       (19.3)

DAP                            529           74         14.0           526           71             74         14.1
Components                     576          (55)        (9.5)        1,177         (332)          (332)       (28.2)
Semiconductors               1,253          (64)        (5.1)        1,257         (255)          (243)       (19.3)
Medical Systems              1,758           54          3.1           950           42             65          6.8
Miscellaneous                  658           84         12.8           532          123            123         23.1
Unallocated                                 (85)                                    (31)           (30)
                             -----        -----                      -----        -----          -----
Total                        8,341          165                      8,303         (745)          (704)
Intersegment revenues         (355)                                   (621)
                             -----                                  ------
SALES                        7,986                                   7,682
INCOME FROM OPERATIONS
  AS A % OF SALES                           2.1                                    (9.7)                       (9.2)


* For the sake of comparison with 2002, income from operations 2001 is also reported before amortization of goodwill.

all amounts in millions of euros unless otherwise stated


--------------------------------------------------------------------------------
Segment revenues and income from operations

                                                          January to June
                         -------------------------------------------------------------------------------------------
                                           2002                                             2001
                          -------------------------------------      -----------------------------------------------
                           segment         Income (loss) from        segment
                          revenues            operations             revenues       Income (loss) from operations *
                          --------        ---------------------      --------     ----------------------------------
                                          amount     as % of                      US GAAP       before      as % of
                                                     segment                       basis     amortization   segment
                                                     revenues                                  goodwill     revenues
Lighting                     2,435          278         11.4         2,588          337            341         13.2
Consumer Electronics:
   Mainstream CE             4,286            6          0.1         4,776         (539)          (539)       (11.3)
   Digital Networks            161          (41)       (25.5)          373         (224)          (224)       (60.1)
   Licenses                    144          111         77.1           171          166            166         97.1
                             -----        -----        -----        ------        -----          -----       ------
                             4,591           76          1.7         5,320         (597)          (597)       (11.2)

DAP                            988          139         14.1           972          124            130         13.4
Components                   1,132          (36)        (3.2)        2,509         (409)          (409)       (16.3)
Semiconductors               2,396         (167)        (7.0)        2,849          (24)             0            0
Medical Systems              3,423           81          2.4         1,774           43             92          5.2
Miscellaneous                1,300           35          2.7         1,196          144            146         12.2
Unallocated                                (168)                                    (50)           (49)
                             -----        -----                     ------        -----          -----
Total                       16,265          238                     17,208         (432)          (346)
Intersegment revenues         (681)                                 (1,318)
                            ------                                  ------
SALES                       15,584                                  15,890
INCOME FROM OPERATIONS
  AS A % OF SALES                           1.5                                     (2.7)                       (2.2)


* For the sake of comparison with 2002, income from operations 2001 is also reported before amortization of goodwill.

Product sectors and main countries

all amounts in millions of euros unless otherwise stated



--------------------------------------------------------------------------------
Sales and total assets

                           Sales (to third
                               parties)             Total assets
                          ------------------     --------------------
                             January to June     June 30,    June 30,
                           2002        2001         2002        2001
                          ------      ------      ------      ------
Lighting                   2,420       2,563       2,771       3,121
Consumer Electronics       4,547       5,212       2,981       4,232
DAP                          978         961       1,051       1,165
Components                 1,016       1,741       4,168       5,681
Semiconductors             2,118       2,551       7,613       9,373
Medical Systems            3,421       1,772       7,297       4,164
Miscellaneous              1,084       1,090       3,078       2,976
Unallocated                               --       6,453       8,839
                          ------      ------      ------      ------
TOTAL                     15,584      15,890      35,412      39,551



--------------------------------------------------------------------------------
Sales and long-lived assets

                            Sales (to third
                                parties)         Long-lived assets *
                          ------------------     --------------------
                            January to June      June 30,    June 30,
                           2002        2001         2002        2001
                          ------      ------     --------    --------
Netherlands                  741         750       1,689       1,958
United States              4,757       4,105       6,201       5,149
Germany                    1,099       1,265         649         767
France                       904         948         293         447
United Kingdom               703         795         189         353
China                      1,167       1,180         427         965
Other countries            6,213       6,847       2,377       3,477
                          ------      ------      ------      ------
TOTAL                     15,584      15,890      11,825      13,116

* Includes property, plant and equipment and intangible assets-net.

                                                    Philips quarterly statistics

  all amounts in millions of euros unless otherwise stated; percentage increases always in relation to the corresponding period of previous year

                                                   2001                                         2002
                                -----------------------------------------    -------------------------------------------
                                  1st        2nd         3rd        4th         1st        2nd         3rd        4th
                                quarter    quarter     quarter    quarter     quarter    quarter     quarter    quarter
                               --------    -------    --------    -------    --------    -------    --------    -------
Sales                             8,208      7,682       7,187      9,262       7,598      7,986
  % increase                         (1)       (16)        (23)       (16)         (7)         4

Income (loss) from
  operations before
  amortization goodwill             358       (704)       (462)      (407)         73        165
  as % of sales                     4.4       (9.2)       (6.4)      (4.4)        1.0        2.1
  % increase                          .          .           .          .         (80)         .

Income (loss) from
  operations                        313       (745)       (505)      (458)         73        165
  as % of sales                     3.8       (9.7)       (7.0)      (4.9)        1.0        2.1
  % increase                          .          .           .          .         (77)         .

Net income (loss)                    93       (770)       (736)    (1,062)          9     (1,355)
  % increase                          .          .           .          .         (90)         .
  per common share
  in euros                         0.07      (0.60)      (0.57)     (0.84)       0.01      (1.07)

                               January-    January-     January-   January-     January-  January-     January-   January-
                                 March       June      September   December      March      June      September   December
                               --------    -------     ---------   --------    ---------  ---------   ---------   --------
Sales                             8,208     15,890      23,077     32,339       7,598     15,584
  % increase                         (1)        (9)        (14)       (15)         (7)        (2)

Income (loss) from
  operations before
  amortization goodwill             358       (346)       (808)    (1,215)         73        238
  as % of sales                     4.4       (2.2)       (3.5)      (3.8)        1.0        1.5
  % increase                          .          .           .          .         (80)         .

Income (loss) from
  operations                        313       (432)       (937)    (1,395)         73        238
  as % of sales                     3.8       (2.7)       (4.1)      (4.3)        1.0        1.5
  % increase                          .          .           .          .         (77)         .
  as a % of net operating
  capital (RONA)                   10.9       (6.9)       (9.3)      (9.3)        2.0        3.4

Net income (loss)                    93       (677)     (1,413)    (2,475)          9     (1,346)
  % increase                          .          .           .          .         (90)         .
  as a % of stockholders'
  equity (ROE)                      2.1       (7.1)       (9.8)     (11.9)        0.2      (14.7)
  per common share
  in euros                         0.07      (0.53)      (1.10)     (1.94)       0.01      (1.06)

                                               period ending 2001                         period ending 2002
                                -----------------------------------------     --------------------------------------------
Inventories as % of sales          15.6       16.0        14.9       13.3        14.0       13.4
Average collection period
  of trade receivables
  in months' sales                  1.6        1.7         1.7        1.5         1.7        1.6
Net debt : group equity
  ratio                           17:83      20:80       27:73      26:74       28:72      30:70

Total employees
 (in thousands)                     219        212         192        189         186        184


Information also available on Internet, address: www.investor.philips.com

Printed in the Netherlands

LG.Philips LCD Announces Major Manufacturing Expansion

AMSTERDAM, THE NETHERLANDS/KUMI, SOUTH KOREA, JUNE 24, 2002 - LG.PHILIPS LCD, THE 50-50 JOINT VENTURE OF ROYAL PHILIPS ELECTRONICS (AEX: PHI, NYSE: PHG) AND LG ELECTRONICS, TODAY ANNOUNCED AN INVESTMENT OF MORE THAN USD 1 BILLION TO FURTHER EXPAND CAPACITY AND CREATE PANEL SUPPLY FOR THE FAST GROWING LCD TV MARKET AND LARGE-SCREEN DESKTOP MONITORS. THE INVESTMENT WILL BE SELF-FINANCING WITH NO ADDITIONAL FUNDING REQUIRED FROM EITHER PARTNER. PRODUCTION WILL BEGIN IN THE FIRST HALF OF 2003.

The announcement follows the opening of the world's first fifth-generation thin-film transistor liquid crystal display (TFT-LCD) manufacturing factory last month (known as P4). The new investment (P5) will see LG.Philips LCD further expand its fifth generation manufacturing capacity, using even larger glass substrates (1100 x 1250 mm), than those used originally in "P4" (1000 x 1200 mm)
- enabling a more comprehensive line-up of large-panel LCD offerings and a complete product portfolio. P5 is expected to begin production in the first half of 2003, with LG.Philips LCD producing 120,000 fifth generation sheets per month of by the end of that year, further consolidating its position as the world's largest supplier of TFT-LCDs.

Larger screen sizes (above 10-inches) for television applications and desktop monitors are expected to drive demand over the next few years, growing from 30.9 million units in 2002 to 104.9 million units in 2006 (a CAGR of 36 percent). Shipments of TFT-LCD panels larger than 16 inches are expected to grow even faster during the same period, at a CAGR of 46 percent (data from Stanford Resources).

"The P5 investment reflects the growing demand for larger panel LCD's, especially in the high growth LCD TV market," commented Matt Medeiros, Chairman of the joint venture board, and President & CEO of Philips Components. "LG.Philips LCD has an excellent track record of investing at the right time to take advantage of demand, driven by new applications - P5 is another example. As a strategic investment, and a key supplier to Philips, both in branded and B-to-B products, LG.Philips LCD is supporting Philips' leadership in Displays, which alongside Storage, Connectivity, and Digital Video Processing make up the technology pillars for the company's future growth."

"Our expansion efforts will further position us as the large screen TFT-LCD leader and enable us to meet customer demands for a full line-up of displays in all sizes ranging from 15-inch to over 30-inch wide screens for premium monitor and TV usage," noted Bruce Berkoff, LG.Philips LCD's executive vice president of marketing. "Furthermore, `P5' reinforces LG.Philips LCD's ongoing commitment to drive the industry by setting standards and continuously pushing the technology envelope."

About LG.Philips LCD

Headquartered in Seoul, South Korea, LG.Philips LCD - a joint venture company established in July 1999 by LG Electronics and Royal Philips Electronics - is one of the world's leading manufacturers of AMLCDs. LG.Philips LCD leads the AMLCD industry through its high technology, quality and manufacturing capabilities. The company has extended its focus beyond traditional and successful notebook and PC monitor markets and is poised to also deliver solutions for consumer electronics products like the growing LCD TV category, as well as other value-added, non-traditional, display-centric markets such as the multimedia, medical, automotive and aerospace industries. As part of its efforts to be at the forefront of display innovation, LG.Philips LCD is focused on maintaining a diverse product portfolio while continuing to invest aggressively in R&D to further its market leadership position in the AMLCD arena. Information on the company is available at www.lgphilips-lcd.com, LG.Philips LCD makes "Technology You Can See!"

Safe Harbor Statement

This document contains certain forward-looking statements with respect to the financial condition, results of operations and business of Philips and certain of the plans and objectives of Philips with respect to these items. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include, but are not limited to, levels of consumer and business spending in major economies, changes in consumer tastes and preferences, the levels of marketing and promotional expenditures by Philips and its competitors, raw materials and employee costs, changes in future exchange and interest rates (in particular, changes in the euro and the US dollar can materially effect results), tax rates and future business combinations, acquisitions or dispositions and the rate of technical changes. Market share estimates contained in this report are based on outside sources such as specialized research institutes, industry and dealer panels, etc. in combination with management estimates.

About Royal Philips Electronics

Royal Philips Electronics of the Netherlands is one of the world's biggest electronics companies and Europe's largest, with sales of EUR 32.3 billion in 2001. It is a global leader in color television sets, lighting, electric shavers, medical diagnostic imaging and patient monitoring, and one-chip TV products. Its 186,000 employees in more than 60 countries are active in the areas of lighting, consumer electronics, domestic appliances, components, semiconductors, and medical systems. Philips is quoted on the NYSE (symbol:
PHG), London, Frankfurt, Amsterdam and other stock exchanges. News from Philips is located at www.philips.com/newscenter

Philips Closes US$ 3.5 Billion Revolving Credit Facility

AMSTERDAM, THE NETHERLANDS, JULY 5, 2002 - ROYAL PHILIPS ELECTRONICS (AEX: PHI,
NYSE: PHG) TODAY ANNOUNCED THAT IT HAS CLOSED A US$ 3.5 BILLION REVOLVING CREDIT FACILITY.

The facility, which has a five-year maturity, was launched at the end of May this year and was well oversubscribed. It replaces an existing US$2.5 billion revolving credit facility which had been in place since July 1996 and was never drawn upon by the company.

The facility represents assured access to liquidity giving the company additional financial flexibility.

Safe Harbor Statement

This document contains certain forward-looking statements with respect to the financial condition, results of operations and business of Philips and certain of the plans and objectives of Philips with respect to these items. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include, but are not limited to, levels of consumer and business spending in major economies, changes in consumer tastes and preferences, the levels of marketing and promotional expenditures by Philips and its competitors, raw materials and employee costs, changes in future exchange and interest rates (in particular, changes in the euro and the US dollar can materially effect results), tax rates and future business combinations, acquisitions or dispositions and the rate of technical changes. Market share estimates contained in this report are based on outside sources such as specialized research institutes, industry and dealer panels, etc. in combination with management estimates.

About Royal Philips Electronics

Royal Philips Electronics of the Netherlands is one of the world's biggest electronics companies and Europe's largest, with sales of EUR 32.3 billion in 2001. It is a global leader in color television sets, lighting, electric shavers, medical diagnostic imaging and patient monitoring, and one-chip TV products. Its 186,000 employees in more than 60 countries are active in the areas of lighting, consumer electronics, domestic appliances, components, semiconductors, and medical systems. Philips is quoted on the NYSE (symbol:
PHG), London, Frankfurt, Amsterdam and other stock exchanges. News from Philips is located at www.philips.com/newscenter

C-COR to Purchase Philips Broadband Networks

AMSTERDAM, THE NETHERLANDS / STATE COLLEGE, PA, USA, JULY 8, 2002 - C-COR.NET (NASDAQ: CCBL), A GLOBAL PROVIDER OF BROADBAND COMMUNICATIONS TECHNOLOGY, SYSTEMS, AND SERVICES, AND ROYAL PHILIPS ELECTRONICS (AEX: PHI, NYSE: PHG) TODAY ANNOUNCED THAT C-COR WILL ACQUIRE PHILIPS BROADBAND NETWORKS (PBN) FOR A CASH PAYMENT OF APPROXIMATELY EUR 80 MILLION AND THE ASSUMPTION OF CERTAIN LIABILITIES. THE TRANSACTION IS EXPECTED TO BE COMPLETED DURING THE SECOND HALF OF 2002, SUBJECT TO CUSTOMARY CLOSING CONDITIONS, REGULATORY APPROVALS, AND APPLICABLE CONSULTATION PROCEDURES.

Philips Broadband Networks employs approximately 500 people and is among the top providers of broadband products and services worldwide, with a strong customer base in Europe and in the Asia Pacific region. PBN is supported by sales and service organizations in twelve countries, and a design and production facility in Manlius, New York. Philips Broadband Networks designs, manufactures and distributes a wide range of underlying technologies for the burgeoning broadband sector, including transmission products (transmitters and receivers, optical nodes, network amplifiers, line extenders, and taps/passive devices), network optimizing technologies (DWDM, WDM, and bandstacking devices), and element management systems.

Commenting on the envisaged transaction, David A. Woodle, Chairman and CEO of C-COR, said: "Philips Broadband Networks will provide us an opportunity to significantly increase C-COR's customer and installed equipment base in the high-potential growth markets of Europe and Asia. This purchase will capitalize on the synergies of expertise, market focus, and product offerings that exist between C-COR and Philips Broadband Networks to strengthen C-COR's competitiveness and open new market opportunities."

"We are progressing well on our stated goal to find solutions for more than 25 businesses within the Philips portfolio that we have decided to divest," said Tom Verbeek, CEO of Philips Corporate Investments. "As part of C-COR, PBN will have better opportunities to develop new markets and opportunities to deliver future growth."

Upon completion of the transaction, Philips Broadband Networks will become part of C-COR's Broadband Communications Products (BCP) division. C-COR expects that integration of PBN will be substantially completed by the end of calendar year 2002. Starting in calendar year 2003, the acquisition will add more than $100 million in annual revenue and be accretive.

C-COR has scheduled a conference call for 11:00 AM (ET) on Monday, July 8, 2002, to discuss the purchase. Details regarding access to the conference call are provided under a separate C-COR news release, dated July 8, 2002.

About C-COR

C-COR (www.c-cor.net) is a leading provider of premium quality, globally-oriented fiber optic, digital video transport, and RF telecommunication products (including the award winning lumaCOR(TM) High Density Platform, recently voted the industry's "Best New Headend Product" for 2002 by readers of Communications Technology magazine); OSS (Operations Support System) management solutions; and high-end technical field services - all enabling cost-effective delivery of voice, video, and high-speed data over advanced HFC (Hybrid Fiber Coax) broadband networks. Headquartered in the U.S., with facilities worldwide, C-COR's mission is to provide our customers with second-to-none network integrity throughout the full network life cycle. C-COR's common stock is listed on the Nasdaq National Market (Symbol: CCBL) and is a component of the Russell 2000 Stock Index. Some of the information presented in this announcement constitutes forward-looking statements pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements represent C-COR's judgment regarding future events, and are based on currently available information. Although C-COR believes it has a reasonable basis for these forward-looking statements, C-COR cannot guarantee their accuracy, and actual results may differ materially from those C-COR anticipated due to a number of uncertainties, many of which C-COR is not aware. Factors which could cause actual results to differ from expectations include, among others, the successful completion of the purchase of Philips Broadband Networks and its successful integration into C-COR, capital spending patterns of the communications industry, changes in regard to a significant customer, the demand for network integrity, the trend toward more fiber in the network, C-COR's ability to develop new and enhanced products, C-COR's ability to provide complete network solutions, continued industry consolidation, the development of competing technologies, the global demand for C-COR's products and services, and C-COR's ability to achieve its strategic objectives, For additional information concerning these and other important factors which may cause C-COR's actual results to differ materially from expectations and underlying assumptions, please refer to the reports filed by C-COR with the Securities and Exchange Commission.

Safe Harbor Statement

This document contains certain forward-looking statements with respect to the financial condition, results of operations and business of Philips and certain of the plans and objectives of Philips with respect to these items. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include, but are not limited to, levels of consumer and business spending in major economies, changes in consumer tastes and preferences, the levels of marketing and promotional expenditures by Philips and its competitors, raw materials and employee costs, changes in future exchange and interest rates (in particular, changes in the euro and the US dollar can materially effect results), tax rates and future business combinations, acquisitions or dispositions and the rate of technical changes. Market share estimates contained in this report are based on outside sources such as specialized research institutes, industry and dealer panels, etc. in combination with management estimates.

About Royal Philips Electronics

Royal Philips Electronics of the Netherlands is one of the world's biggest electronics companies and Europe's largest, with sales of EUR 32.3 billion in 2001. It is a global leader in color television sets, lighting, electric shavers, medical diagnostic imaging and patient monitoring, and one-chip TV products. Its 186,000 employees in more than 60 countries are active in the areas of lighting, consumer electronics, domestic appliances, components, semiconductors, and medical systems. Philips is quoted on the NYSE (symbol:
PHG), London, Frankfurt, Amsterdam and other stock exchanges. News from Philips is located at www.philips.com/newscenter

PHILIPS ANNOUNCES COMPREHENSIVE NEW POLICY ON AUDITOR INDEPENDENCE

AMSTERDAM, THE NETHERLANDS, JULY 16, 2002 - Royal Philips Electronics (AEX: PHI,
NYSE: PHG) today unveiled a comprehensive new global policy on external auditor independence covering Philips and all majority owned entities.

Philips has always maintained a policy of strict separation between the auditing and consulting functions of its auditing company, in line with SEC Rule 2-01, under which the appointed external auditor must be independent of the company both in fact and appearance. That policy has now been strengthened with self-imposed regulations, going far beyond external requirements.

The attached policy, effective from July 15, 2002 can be summarized as follows:

     o Clear definition of exactly which services the external auditor is entitled and not entitled to provide

     o Establishing that a tender process must be carried out for non-audit services expected to generate fees of above EUR 250,000

     o Formal advanced approval by the audit committee of the Supervisory Board for any work expected to generate fees of above EUR 2 million

     o Rotation of the lead external audit partner after a maximum of five years and rotation of the key audit partners after a maximum of seven years

     o Appointment of external auditor for a period of three years, upon which the Supervisory Board will assess the performance against measurable criteria, inform the shareholders on the outcome at the next general meeting, and submit a proposal to the meeting on the appointment of the external auditor

     o Clear definition of the responsibility of the external auditor and its independence, with annual assessment by the audit committee

     o    Restricted hiring agreement between Philips and the external auditor

     o Disclosure in the Annual report on auditor independence policy and all audit and non-audit fees incurred for professional services provided by the external auditor during the reporting period

"Philips is taking a pioneering role in establishing an unambiguous policy with regard to the role of our external auditor, not only in the Netherlands, but on a global basis," commented Jan Hommen, Philips' Vice Chairman and Chief Financial Officer. "Having always maintained strict separation between the consulting and auditing arms of our auditor, our proactive approach is a logical step in light of recent events in the corporate world. Philips reports its financial performance on the basis of maximum transparency and openness - this comprehensive policy reflects that attitude."

For further information, please contact:
Jeremy Cohen, Philips Corporate Communications, tel: +31 20 59 77 213 jeremy.cohen@philips.com

About Royal Philips Electronics

Royal Philips Electronics of the Netherlands is one of the world's biggest electronics companies and Europe's largest, with sales of EUR 32.3 billion in 2001. It is a global leader in color television sets, lighting, electric shavers, medical diagnostic imaging and patient monitoring, and one-chip TV products. Its 184,000 employees in more than 60 countries are active in the areas of lighting, consumer electronics, domestic appliances, components, semiconductors, and medical systems. Philips is quoted on the NYSE (symbol: PHG), London, Frankfurt, Amsterdam and other stock exchanges. News from Philips is located at www.philips.com/newscenter.

'Safe Harbor' Statement under the Private Securities Litigation Reform Act of
1995

This document contains certain forward-looking statements with respect to the financial condition, results of operations and business of Philips and certain of the plans and objectives of Philips with respect to these items.

By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include, but are not limited to, levels of consumer and business spending in major economies, changes in consumer tastes and preferences, the levels of marketing and promotional expenditures by Philips and its competitors, raw materials and employee costs, changes in future exchange and interest rates (in particular, changes in the euro and the US dollar can materially affect results), changes in tax rates and future business combinations, acquisitions or dispositions and the rate of technical changes. Market share estimates contained in this report are based on outside sources such as specialized research institutes, industry and dealer panels, etc. in combination with management estimates.

PHILIPS POLICY ON AUDITOR INDEPENDENCE

SERVICES PROVIDED BY THE EXTERNAL AUDITOR

GENERAL POLICY

Royal Philips Electronics N.V. (Philips), including all its majority owned legal entities, will only use the appointed external auditor to provide services (other than the Audit and Audit related services outlined below), in cases where these services do not conflict with the auditor's independence.

In line with SEC Rule 2-01 the appointed external auditor of Philips must be independent of the company both in fact and appearance. As a consequence, the external auditor is not independent if he/she, directly or indirectly, maintains a financial, employment or businesses relationship with Philips or provides a service which:

     o    Creates a mutuality of interest

     o    Places the auditor in a position to audit his/her own work

     o Results in the auditor acting as a Philips manager or Philips employee, or

     o    Puts the auditor in the role of advocate for Philips

SERVICES PROVIDED

Consistent with the abovementioned policy, the Philips' external auditor is entitled to provide the following services:

Audit services

Audit services are:

     a. Issuing the audit opinion on the Philips' consolidated financial statements. This service includes the review of internal accounting controls

     b. Issuing the audit opinion on the statutory financial statements of the holding company and its subsidiaries, where legally required

     c.   Issuing the audit opinion on the Form 20F and other SEC filings

     d.   Review opinions on interim financial statements.

The external auditor can be engaged to perform the above audit services without the requirement of a separate tender process.

Audit related services

Audit related services are assurance services or other work traditionally provided to Philips by the external auditor in his role as external auditor. They usually result in a certification or specific opinion on an investigation. These audit related services include:

     a.   Audits of businesses acquired or to be sold & due diligence services

     b.   Audit of financial statements of employee benefit plans

     c. Opinions/audit reports on information provided by the company upon request from a third party (prospectus, comfort letter, royalty audits, GSA audits)

     d.   Forensic audits

     e.   Advice on accounting policies

     f.   Sustainability audits/reviews

     g.   EDP audits

The external auditor can be engaged to perform these audit related services without requirement of a separate tender process, under the arrangements made for audit services.

Non-audit services

These include:

   a.   Tax services

   b.   Consulting services

Tax services may include local tax compliance, advice on tax planning and advice on transfer pricing issues.

For all these services a tender process is required for work anticipated to generate fees of above E 250,000 and if above E 2 million the audit committee of the Supervisory Board should approve the decision in advance. The total annual audit fee for non-audit services shall not exceed the sum of the annual fees for audit and audit-related services.

Under the Philips policy of auditor independence, the external auditor may not provide the following categories of services:

   a.   Appraisal or Valuation Services or Fairness Opinions

   b.   Financial Information Systems Design and Implementation

   c.   Bookkeeping Services

   d.   Management functions

   e.   Executive Recruiting and Resource Services

   f.   Broker-Dealer Services

   g.   Legal services

   h.   Internal Audit services

For more details on the above services reference is made to the current SEC Rules 2-01. For further clarification on prohibited services the management of Corporate Control should be contacted.

ROTATION OF KEY AUDIT PARTNERS

Philips requires its external auditor to adhere to a rotation policy that is widely accepted and provides an appropriate balance between going concern (effectiveness and efficiency, e.g. audit costs), risk management, independence and credibility. This implies a rotation of the lead audit partner after a maximum period of five (5) years. Other key audit partners at corporate level and PD level will rotate after a maximum period of seven (7) years. These key audit partners may rotate to a different position within Philips. The starting measurement date for this rotation policy is 1-1-2000.

APPOINTMENT OF AUDITOR

The external auditor will be appointed for a period of three years.

Every 3 years the Audit Committee of the Supervisory Board will assess the performance of the external auditor against measurable criteria laid down in a formal service level agreement.

The Supervisory Board will inform the shareholders on the outcome of this review at the next annual meeting and submit a proposal to the general shareholder's meeting on the appointment of the external auditor. In case the Supervisory Board proposes not to reappoint the existing external auditor, a tender process will be applied to select a new external auditor. (New review/proposal will take place at the annual shareholders meeting for the reporting year 2004).

RESPONSIBILITY OF THE EXTERNAL AUDITOR

The external auditor will maintain a quality control system that provides reasonable assurance that its independence will not be impaired. The external auditor will report annually to the Audit Committee of the Supervisory Board on all aspects concerning independence, including possible conflicts with this policy, if any. The external auditor will annually confirm its independence in writing.

RESPONSIBILITY OF THE AUDIT COMMITTEE

Each year the Audit Committee will formally evaluate the Auditor Independence issue, document its position on this matter, and address any changes to this Policy or situation as needed.

HIRING ARRANGEMENTS

Philips and the external auditor agree on a restricted hiring policy:

     - Philips will not hire partners of the external auditor involved in the Philips audit within the last two (2) years.

     - The external auditor will not hire Senior Management from Philips for involvement in the Philips audit within two (2) years after termination of their employment agreement with Philips.

COMMUNICATION

Philips will communicate its policy on auditor independence to stakeholders and disclose the audit and non-audit fees incurred for professional services provided by its external auditor during the reporting period.

In this disclosure the total fee note of the external auditor will be broken down in fees for audit services (incl. Audit related services) and non audit services, categorized by the main classes identified.


This policy is effective from July 15, 2002 onwards.